UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB12G/A

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

GREEN DOLPHIN SYSTEMS CORPORATION

(Name of Small Business in its charter)

DELAWARE 88-0432539

(State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.)

2338 W Beaver Creek Rd., Powell, TN 37849

(Address of principal executive offices) (Zip Code)

Issuer's Telephone number: (888) 379-8693

Securities to be registered Under Section 12(b) of the Act:

Title of each Class Name of each to be so registered exchange on which be registered

None

Securities to be registered under Section 12(g) of the Act:

Common OTC

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company

Green Dolphin Systems Corp. (the "Company") is a Delaware corporation whose principle place of business is at 2338 W. Beaver Creek Rd., Powell, TN 37849.

The corporation was organized as a Delaware corporation on August 24, 1995 under the name Traveler's Infocenter, Inc. On February 16, 2000 it changed its name to Green Dolphin Systems Corporation herein called "Green Dolphin Delaware. Though the present officers and directors of the Company have had no direct contact with the prior officers of Traveler's Infocenter, they are advised by corporate records in their possession that Traveler's was in the business of helping to unite hotel guests with quality travel related services by establishing a telephone contact which could refer travelers to restaurants, travel and other related services.

Though its financial statements reflect operations during 1999, Traveler's had apparently become inactive before the end of fiscal 1999 and was presented to the management of Green Dolphin as an inactive, publicly held corporation. In December of 1999 an agreement in principle was reached with the officers, directors and controlling stockholders of Traveler's Infocenter whereby they agreed to resign as officers and directors, acquire all remaining assets of the company, and appoint the officers and directors of Green Dolphin systems Corp., a Nevada corporation, ("Green Dolphin Nevada") as the officers and directors of Traveler's Infocenter.

On February 16, 2000 Traveler's Infocenter changed its name to Green Dolphin Systems Corp. (Delaware) by resolution adopted by the Board of Directors. On February 28, 2000 a Special Meeting of the Stockholders of the corporation was held at which stockholders ratified the name change and approved a one (1) share for ten (10) share reverse split of the Company's 5,130,660 outstanding common shares, thus reducing to 513,060 the number of common shares outstanding. At the same meeting, stockholders ratified a Plan and Agreement of Reorganization which had been entered into pursuant to a resolution of the Board of Directors on February 14, 2000 by which Green Dolphin Delaware had agreed to issue 11,000,000 of its post reverse split restricted common shares in exchange for 100% of the outstanding shares of Green Dolphin (Nevada). For accounting purposes this transaction is recorded as the issuance by Green Dolphin (Nevada) of 513,060 of its common shares in exchange for the net assets of Green Dolphin Delaware (formerly Traveler's Infocenter), raising to 11,513,060 the total number of shares of Green Dolphin Nevada) outstanding. On April 5, 2000 shortly after the recapitalization had been completed, the registrant issued an additional 385,640 restricted shares to clear an undisclosed contingent liability of Green Dolphin Nevada to persons who had contributed cash and services to Penta Deltex in connections with its development of the product line purchased by Green Dolphin Nevada. None of these obligations were represented by invoices, contracts, liens or other evidences of indebtedness, but they were recognized by Nick Plessas as real contributions to the products purchased from Penta Deltex for which compensation should be awarded. The Board of Directors determined that the issuance of 385,640 shares to satisfy any contingent claims from the contributors would be appropriate; and on March 28, 2000, a resolution to issue these shares was passed by the Board. Green Dolphin Delaware's consolidated balance Sheets and Statements of Stockholders' Equity as of December 31, 2000 and 2001, respectively, include these 385,640 shares has having been issued as part of the consideration for 100% of the outstanding shares of Green Dolphin Nevada. In connection with the revision of the accounting to give effect to Green Dolphin Delaware's acquisition of 100% of the outstanding shares as a recapitalization of Green Dolphin Nevada it was determined that these 385,640 additional shares should have been reflected as having been issued at the $.014 book value of Nevada's shares rather than part of the reorganization. This would constitute a $5,048 change on the respective balance sheets and statements of stockholders' equity which the registrant deems not material. Accordingly, the discussed changes have not been made in the financial statements included herewith.

Green Dolphin Nevada had been formed in January of 1999. By the time of the February 28, 2000 Reorganization Agreement, it purchased a line of specialty chemical products from Penta Deltex, Ltd., a Canadian corporation which had been engaged since 1986 in developing, testing, producing and marketing a line of fifteen specialty chemical products used for ceiling and wall cleaning, fabric protection, fire retardation applications, waterproofing, graffiti removal, smoke and odor elimination and non-slip protection. The opportunity to acquire this product line was presented when Penta Deltex determined to get out of the specialty chemical business. Nick Plessas, who is now the President of both Green Dolphin Nevada and the registrant, seized the opportunity presented by this decision, formed Green Dolphin (Nevada), and negotiated the agreement by which Green Dolphin (Nevada) acquired the exclusive right to manufacture and market the Penta Deltex products. A copy of this agreement is attached as an exhibit hereto. Mr. Plessas had been an officer, director and stockholder of Penta Deltex prior to its decision to convey its product line to Green Dolphin Nevada, but resigned those offices and divested himself of his shares in the Company when Penta Deltex sold its product line to Green Dolphin (Nevada). Other than the debtor-creditor arrangement arising from the acquisition agreement, there is no other continuing relationship between Green Dolphin and Penta Deltex. We have paid approximately $156,000 of Green Dolphin Nevada $300,000 obligation to Penta Deltex.

An additional $144,000 remains due and owing on the agreement.

Because the initial sales base for what was previously the Penta Deltex product line was in Canada, we have entered into a Sales Agency Agreement with Green Dolphin Systems (Canada) by which we have granted that company the exclusive right to distribute the product line in Canada. Nicholas Plessas, president of Green Dolphin Nevada and Green Dolphin Delaware is the owner of 100% of the outstanding shares of Green Dolphin Canada. Green Dolphin Canada has common management with the registrant and Green Dolphin Nevada and is for all purposes treated as a "related company" in our financial statements and elsewhere. Green Dolphin Systems (Canada) is the only Canadian corporation with which the registrant has any ongoing relationship. A copy of the Sales Agency Agreement with Green Dolphin Canada is also attached as an exhibit hereto.

Since its acquisition of the Penta Deltex product line, Green Dolphin has developed two the following additional products which it is currently distributing:

a. Green Dolphin Super Silicone Impregnator: a penetrant and sealer for concrete and stone; and

b. GD 304 Acry Seal: A solvent based penetrating acrylic sealer that seals and hardens concrete, terrazzo, brick, brownstone, sandstone and limestone porous surfaces in one operation; and

c. GD 311 Exopel Silicone treatment for stone and concrete which is a transparent water and oil repellant sealer for concrete and many stone and tile products.

It has also developed a line of water based stains and wood sealers which it is distributing through retail home centers, lumber yards and paint dealers. The only active business operation of Green Dolphin Delaware is the business of Green Dolphin Nevada, its wholly owned subsidiary, and Green Dolphin Canada. The Company believes its line of products and services combine high performance and cost effectiveness with environmental responsibility. The following is a summary presentation of the most significant events in the Company's history. In some cases the chronology has been changed for clarity.

1. Travelers' Infocenter formed as a Delaware corporation. It conducted its intended business for a time and became inactive. Travelers' has 5,130,660 common shares outstanding.

2. Green Dolphin (Nevada) is formed by Nick Plessas for the purpose of conducting a specialty chemical business.

3. Green Dolphin Nevada acquires the Penta Deltex specialty chemical product line from Penta Deltex Ltd., a Canadian corporation of which Nick Plessas had been an officer, director and stockholder.

4. Travelers' Infocenter changes its name to Green Dolphin Systems Corporation, referred to herein as "Green Dolphin Delaware."

5. Green Dolphin Delaware/Travelers' effects a one for ten share reverse split of its 5,130,660 outstanding common shares reducing to 513,066 the number of its outstanding common shares.

6. On February 28, 2000 an agreement was closed between Travelers', now Green Dolphin Delaware and Green Dolphin Nevada by which Delaware acquired 100% of the outstanding common shares of Nevada in exchange for 11,000,000 restricted common shares of Delaware. This transaction is treated for accounting purposes as a recapitalization of Green Dolphin Nevada and the issuance of 11,000,000 of its restricted common shares for the net assets of TIFC. This transaction raised to 11,513,066 the total number of shares of Green Dolphin Delaware outstanding.

7. As is reflected in Note 2 to the company's financial statements as of December 31, 2000, an additional 385,640 common shares were issued in connection with the exchange agreement in addition to the 11,000,000 actually issued in exchange for Green Dolphin Nevada shares, raising to 11,898,706 the total number of Green Delaware shares outstanding after the reorganization agreement had been closed.

8. Green Dolphin Delaware has conducted the business of manufacturing and distributing specialty chemical products since the reorganization agreement through the auspices of Green Dolphin Nevada, with Green Dolphin Canada responsible for 50% or more of the product sold.

Principal products or services and their markets.

The Company's products, by brand name, are as follows:

"RENEW 4000" - a ceiling tile and wall restorer

"GREEN DOLPHIN NON-SLIP" - a slip resistant treatment for ceramic tile, marble, concrete, terrazzo and tile

"PROTECTION PLUS 2000" - water and stain repellant

"FIRE SATE 108 WOOD" - fire retardant for wood

"FIRE SAFE 701 FABRIC" - fire retardant for fabrics

"PENTA SEAL 6F" - cement adhesive binder

"SHIELD KOTE" - water-proofer for wood

"G.D. ORANGE CLEANER/DEGREASER" - all-purpose cleaner/degreaser

"TURBO KLEEN" - concrete and stonework cleaner

"G.D. GRAFFITI REMOVER" - graffiti remover for protein and ink stains.

"ENVIRO-ZYME" - active enzyme bacteria to eliminate smoke and odor from cellulose materials

"LIQUID ENZYME" - high concentrate of enzyme bacteria to eliminate malodors and pathogens in drains, septic tanks, and drainage tanks

"ENVIRO-KLEEN SUPER" - high concentrate restorer for floors, walls, stairways and basements

"PURE-N-FRESH" - odor eliminator for compactors, waste receptacles and recycling bins

"AIR-O-KLEEN" - smoke and odor eliminator for airborne malodor and bacteria

The market for ceiling and wall cleaning, fabric protection, fire retardation application, waterproofing, graffiti removal, smoke and odor eliminators and non-slip treatments includes large institutional clients where optimal environments are imperative such as hospitals and hotels, as well as high volume human traffic areas such as transit systems, government buildings and industrial and retail installations.

Distribution Methods of the Products:

Green Dolphin uses four channels of distribution for its products and services.

1. Dealers: Green Dolphin is attempting to establish a network of Dealers appointed to distribute Green Dolphin products and services in various geographic areas. By this method, Green Dolphin is appointing single distributors with exclusive authority to distribute Green Dolphin products in the areas defined by the contracts. Such agreements are presently in place in the Dominican Republic, Jamaica and South Korea. The Company has sold a container of product to a distributor in Saudi Arabia, but the formal distribution agreement has not yet been executed by both parties. Negotiations for additional contracts in England, Mexico and Australia are underway. These dealers sell Green Dolphin products to retail distributors and any and all end user purchasers in their geographic areas and will also develop application crews trained to apply the products for the benefit of end users.

2. Industrial/Commercial: Green Dolphin has established and is attempting to expand a network of Manufacturer Representatives to distribute the Company's products to large commercial and industrial end- users.

3. Retail: Green Dolphin is presently selling six retail products to hardware retailers, lumber yards, department stores and retail do-it-yourself centers, presently including Wal-Mart, Home Depot, Castle Hardware and Sears.

Status of any Publicly Announced new products or services:

Green Dolphin has announced that it is developing biodegradable water based waterproofing solution for wood, concrete and stonework. The product contains no volatile organic compounds and is non-flammable. Testing has been completed and introduction of the products to home improvement retailers and the construction industry at trade shows was initiated in the first quarter of 2002. The product will be marketed directly by Green Dolphin and regional distributors who can both distribute the product in their regions and service the construction industry by applying the product at the job-site.

Competition

There are numerous ceiling and wall cleaning, fabric protection, fire retardant, waterproofing, graffiti removal, smoke and odor elimination and non-slip products on the market. Many of these products are manufactured and distributed by major corporations with far greater financial and personnel resources, market acceptance, distribution networks and production capabilities than Green Dolphin. Testing of our wood sealer products by United States Testing Company, Inc. and tests performed on our fire retardant products by Ortech Corporation for NFPA 701 Small Scale Flame Resistence, and the comments we have received from customers about most of our products indicate that they perform at or above industry standards. Except for our few solvent-based products, the chemical formulas of our products contain no components which are not environmentally benign. As a result of these factors and our own review of competing products, we are satisfied that there are few competing products which perform as well, and are as environmentally safe as Green Dolphin Products. Green Dolphin believes it has a competitive advantage because it has a combination of ceiling tile and wall remediation, mold and mildew cleaning, fire retardant and non-slip products, which can be distributed and applied by a single company. Green Dolphin provides a one stop center for a broad range of products and services. Green Dolphin is not dependent on one or a few major customers.

Sources and availability of raw materials and the name of principal suppliers:

The Company manufactures approximately eight of its products in house and relies on third party contract blenders to produce the others. Greenway Chemical, Knoxville, Tennessee blends Renew 4000, Orange Cleaner Degreaser, Turbo Kleen, Graffiti Remover, Liquid Enzyme, Enviro-Kleen Super and Enviro-Zyme. Crown Chemical, Mississauga, Ontario blends all of those products plus Air-O-Kleen. This blending is done on an order contract basis and there are no written contracts in place with these producers. The raw materials used in products are widely available from numerous sources. There are numerous manufacturers in the United States and Canada who are capable of producing the items not manufactured in house. Green Dolphin does not foresee any difficulty in producing adequate product to meet demand in the foreseeable future.

Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts:

Adolph Hochstim was issued the following United States Patents:

Permanent elimination of Nuclear Waste, Unites Stated patent No. 4,721,596 issued January 26, 1988. Fireproofing of Plastic Pipes and Plastic Conduits. Flammadur E424 and Flammadur A77, United States Patent No. 4,721,256 issued January 2000. Hochstim is a member of the Board of Directors of Green Dolphin and has granted to the Company joint use of the patents. The license agreements require the Company to pay Hochstim a royalty of 7% of gross proceeds generated from products utilizing the patents. The Nuclear Waste Patent will be effective until 2007 and the Fireproofing of Plastic Pipes and Conduits patent will be effective until 2010.

The Company has the following Trademarks:

"Green Dolphin"

"Fire Safe 108 Wood"

"Fire Poly NP-30 Paint"

"Safe-n-Dry"

"Rain Guard"

"Shield Kote"

"Secure-Step"

"Protection Plus 2000"

"Renew 4000"

The name "Green Dolphin" has also been copyrighted.

Green Dolphin is not party to any labor contracts.

Need for Governmental approval of Principal Products or services:

The Company is not required to obtain governmental approval for any of its products. OSHA has established criteria, which must be met for products to comply with recent rules adopted under the American Disabilities Act. Independent testing has established that Green Dolphin Non-Slip meets those criteria. Industry criteria have been established for products sold as fabric soil and stain repellants, and cement adhesive binder and water-proofer. Independent testing has established that Green Products in these areas meet applicable criteria. Our Fire Safe 101 FR Agent for fabrics and Fire Safe 101L for leather upholstery have been tested by Ortech Corporation, a testing laboratory accredited by the Standards Council of Canada, and have been shown to meet the requirements of NFPA 701 Small Scale Test and FAR 25.853(a),

Amendment No. 25-72, Appendix F Part 1, Paragraph (a)(1)(ii) of applicable Fire Codes.

Effect of Existing or Probable Governmental regulations on the Business:

The Company believes that its product/methodology complies with existing regulations. As a result, the Company does not anticipate that governmental regulations will have any effect on its business in the foreseeable future.

Research and Development Costs

Since January 1999 Green Dolphin has not spent any substantial sums on Research and Development but has spent approximately $55,000 to improve its product line, primarily its wood sealer and stain products.

Costs and effects of compliance with environmental laws

Green Dolphin does not anticipate that it will incur any costs in the foreseeable future in complying with any state, federal or local environmental laws or administrative regulations.

Number of employees

The Company presently has three full time and two part-time employees in Canada and two full time and occasional part-time employees in Tennessee.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Green Dolphin Systems Corporation has sustained operating losses since inception. The operating loss from inception on January 12, 1999 through December 31, 1999 was $56,540. Additional operating losses of $99,740 and 93,505 were sustained during fiscal 2000 and 2001, respectively. Total sales were $471,579 in 2000 and 461,349 in 2001. For the business purpose of attempting to eliminate or reduce operating losses, the Company effected some operating efficiencies after December 31, 2000, including reducing the number of employees to eliminate marginal producers and increase the over-all efficiency and productivity of the sales staff. As a result the cost of sales which has been $276,348 in 2000 were reduced to $235,663 in 2001, raising gross profits from 162,968 to 225,686. However, general and administrative expenses increased from $262,968 to $319,191 during the same period. This increase is largely attributable to increased expenditures for trade-show appearances during 2001 which management was willing to incur in the expectation, which might or might not be realized, that they might produce increased sales in 2002. Management's continued strategy will be to attempt to control costs and increase production and efficiency so as to eliminate operating losses and produce profitable operations.

In terms of gross revenues, approximately 25% are derived from the sale of ceiling tile and wall restorer, 15% are from non-slip treatment and approximately 15% are produced from the sale of fire retardant products. Combined sales of our other products account for the balance of sales. If revenues continue to increase, the Company intends to increase expenditures for trade show presentations, trade journal advertising and direct marketing by hiring additional in-house sales personnel. Such increases will be effected only if warranted by increased revenues.

Green Dolphin believes there are significant market trends which are contributing to its increased sales.

The first is the fact that the ceiling tile remediation products distributed by Green Dolphin can restore the appearance and acoustical and fire rating status of these products to a near new condition. Ceiling tile does not sustain significant physical wear over time, but its useful and attractive life is reduced by dirt, pollutants and other foreign matter which make it unattractive and can pose environmental hazards. Photographic presentation of the results obtained by use of our products and testimonials from prior users that their use extends the useful life of porous and non-porous ceiling tile for many years, substantially delaying the expenditure of millions of dollars for replacement, is making it easier to sell the products.

The second is the changes in fire and building codes which are increasingly requiring wood, fabric and other construction and decorating materials to be fire-retardant treated. An example is Section 701 of the National Fire Prevention Association Fire and Building Safety Standards which now requires that all fabric materials, including drapes, fabric wall coverings, curtains and some other furniture coverings must be treated with a fire retardant. In 1996, the NFPA Compendium for Revision of Fire Codes published an article explaining the tightened regulations adopted in Section 701 of the Code. Green Dolphin fire-retardant products have been tested by Ortech Corporation, a testing entity accredited by the Standards Council of Canada, Registration # 1B, to meet applicable fire code standards. The third factor which is having a very substantial effect on Green Dolphin's sales is the enactment of amendments to Title III, Sections 1910.179, 1910.261, 1910.236, and 1910.265 of the American with Disabilities Act to require non-slip treatment of floors in all public buildings. The non-slip products distributed by Green Dolphin, which have been certified to meet the requirements of relevant sections of the ADA by United States Testing Company, Inc., are sprayed onto floors and worked into them by use of rotary buffers. After a few minutes, treated floors show significant resistance to slipping. Finally, water-based stains and sealants are far easier to clean up, do not produce obnoxious and sometimes toxic fumes, do not present the risk of fire, and are easier to clean up than solvent based products. Green Dolphin believes these factors make their products more attractive than solvent based competitors.

Green Dolphin is aggressively working to increase its markets by use of two primary devices. First, it is increasing the size of its market for ceiling and wall cleaners, fire retardants and non-slip floor treatment products by working to increase the number of product distributors from the present level of twenty-five to thirty distributors. This is being done through increased participation in trade shows, trade journal advertising and face-to-face presentations. Second, the Company is working to contract with businesses and individuals in numerous market areas who will be trained and equipped to apply Green Dolphin cleaning, fire-retardant and non-slip products directly on the job. At the present time the Company's program of selectively advertising these business opportunities in trade journals and making presentations of Green Dolphin products at trade shows throughout the U.S. and Canada has resulted in the establishment of twenty-five restoration companies who are selling and applying a group of Green Dolphin products on site.

The Company has initiated a program of referring customers who have expressed an interest in Green Dolphin products to local "applicators" rather than doing the work itself. This policy will increase the attractiveness of dealerships by increasing dealer sales, and serve the interest of the Company by reducing expenses.

At the present time Green Dolphin does not have any substantial commitments for capital expenditures. It intends to operate on its current business plan, without substantial change or additional expenditures, for the foreseeable future.

Green Dolphin expects the growth of sales revenues to continue into fiscal 2002 as a result of (1) increased trade show and trade journal advertising, (2) increased sales by current dealers and distributors who have been appointed, (3) appointment of additional dealers and distributors, (4) increased revenue from retail sales through hardware and lumber stores, department stores and home centers who have recently begun carrying Green Dolphin products. The Company also expects to sign up additional international agents. There is no known fact which would cause our expenses of operation to increase without corresponding increases in revenues. Though the volume of sales fluctuates somewhat from quarter to quarter, those fluctuations are not seasonal. They result from natural variations in selling volume which are typical of companies involved in product distribution.

Green Dolphin's billing and delivery policies are as follows:

International sales, that is sales to purchasers outside of North America, are made to distributors pursuant to Exclusive Agency Distribution Agreements which require payment for the shipments by irrevocable letters of credit, certified checks or bank drafts before the items leave the plant. They are shipped F.O.B. shipping point. Overseas Agents are responsible to assign their independent inspection service companies to inspect each shipment. North American sales are made F.O.B. the shipping point, but are made subject to the right of purchasers to inspect and either accept or reject damaged shipments within seven (7) days of receipt. Terms of payment on domestic shipments are 2% - 15 days, net - 30 days. On both domestic and off-shore shipments, revenues are booked when the goods are shipped.

On both domestic and off-shore shipments, Green Dolphin's policy is to replace goods received in damaged condition. Over the last two years, Green Dolphin has been required to replace $283.16 in damaged goods. In light of the durability of the goods shipped, the resulting small return rate and the return rate that is likely to prevail in the future, no material change in our historical or future net income would, or is likely to result from the adoption a different revenue recognition or damaged goods policy.

While Green Dolphin is working to expand its market throughout the world, its present markets during 1999 and 2000 were in Canada and the United States in the following amounts:

Market 1999 Sales 2000 Sales

Canada $121,921 $349,818

United States $205,408 $233,908

Green Dolphin believes it will continue as a going concern on the basis of present revenues from operations despite the continuing operating losses because (1) some of the loss is attributable to accrued depreciation, (2) significant portions of the losses are attributable to debts of $151,205 owed to Penta Deltex and $173,405 to Green Dolphin Canada, both of which are related parties who are not pressing for payment, and because (3) the Company's ability to defer commission and other payments to Green Dolphin Canada increases the cash available to sustain ongoing operations. Our present growth assumptions are based on expected increases in earned revenues from execution of our business plan.

The company does not anticipate the need for additional financing in the foreseeable future.

If capital acquisition should become feasible on any basis during the next year, such prospects will be evaluated on their merit.

Investment in Green Dolphin shares involves a high degree of risk arising from the following factors, among others. (1) The uncertainty of additional financing; (2) the start-up posture of the Company; (3) the limited scope of the present market for the Company's products, and (4) the early stage of execution of its business plan. Furthermore, there is no present trading market for Green Dolphin shares, and development of such a grading market will likely be restricted by the application of the "Penny Stock Rules" which prohibit securities brokers from soliciting transactions in shares of small issuers whose shares are traded at prices below $5 per share.

ITEM 3. DESCRIPTION OF PROPERTY.

Green Dolphin owns no interest in any real property. The Company is presently conducting business operations from two offices: a 6,400 square foot leased office located at 2338 W Beaver Creek Rd., Powell, Tennessee 37849 and a 4,000 square foot leased location at 26 Voyager Court, South, Etobicoke, which is near Toronto, Ontario, Canada.

The Tennessee facility contains approximately 6400 square feet which feature executive offices and production space. The lease on this facility expires on November 30, 2004 and calls for annual payments of $33,960 in 2002 and 2003 and $31,130 in 2004, payable monthly. The Canadian facility at 26 Voyager Court, South Etobicoke, Ontario includes approximately 4000 square feet devoted to sales offices and production space. This premise is leased to Green Dolphin Canada. The production facilities at both locations both contain mixing containers, component inventory storage and operating space in which finished product is compounded. Both facilities also contain equipment necessary to containerize and label the end products

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five percent (5%) of the 19,898,700 issued and outstanding shares of the Company as of December 31, 2001.
Title of class	Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percent of Class
Common	Nicholas Plessas 126 John St. Toronto, Ontario M9N 1J8	6,685,000 shares Record	33.6%
Common	Thomas J. Rowen 39 Redmond Drive Ajax, Ontario L1S 5R8	1,000,000 shares Record	5.0%
Common	Maxwell J. LaBrooy 3717 Stonegate Lane Powell, TN 37849	300,000 shares Record	1.5%
Common	Adolf R. Hochstim 5455 Sylmer Avenue, #2505 Sherman Oaks, CA	100,000 shares Record	.05%
Common	William P. Kefalas 55 Stevenson Str N Guelph, Ontario	150,000 shares Record	.075%
Common	Robert J. McDonald 4 Lakewood Drive Waverly, Nova Scotia BON 250	150,000 shares Record	.075%
Common	Officers and Directors as a Group	8,385,000 shares Record	38.95%
Common	862036 Ontario Ltd. 35 San Remo Rd. Woodbridge Ontario L4H 1K5	1,000,000 shares Record	5.0%
Common	978905 Ontario Ltd. 8185 Yonge St Suite 200 Thornhill, Ontario	1,000,000 shares Record	5.0%

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Board of Directors of Green Dolphin is comprised of six directors. Each director shall hold office until the next annual meeting of the stockholders and until his successor shall have been elected and qualified, or until his death, or until he shall have resigned, or have been removed, as provided in the corporate By-Laws, or as otherwise provided by statute or the Certificate of

Incorporation.
Name	Age	Positions	Date Held
Nicholas Plessas 126 John St. Toronto, Ontario M9N 1J8	47	President/CEO director	January 1999
Thomas J. Rowen 39 Redmond Drive Ajax, Ontario L1S 5R8	43	Vice President Secretary Director	January 1999
Maxwell J. LaBrooy 3717 Stonegate Lane Powell, TN 37849	50	Vice President	January 1999
Adolf R. Hochstim 5455 Sylmer Avenue, #2505 Sherman Oaks, CA	73	Director	January 1999
William P. Kefalas 55 Stevenson Str, N Guelph, Ontario	60	Director	February 2000
Robert J. McDonald 4 Lakewood Drive Waverly, Nova Scotia BON 250	73	Director	January 1999

NICHOLAS PLESSAS has completed a Masters in Environmental Science in 1980 and has been engaged in developing and producing applied environmental solutions since 1983. Mr. Plessas served as President of Penta Deltex Ltd. from October 1986 through December 1998 where his primary function was Director of operations. Mr. Plessas spearheaded Corporate growth and development of over 65 specialty chemical and consumer products. Since January 1999 he has been a director, and President of Green Dolphin Systems Nevada and was appointed, and subsequently elected a director of Green Dolphin Delaware, previously Traveler's Infocenter, Inc., in February 2000 immediately prior to its acquisition of Green Dolphin Nevada. He is the President and CEO of the Green Dolphin companies.

THOMAS J. ROWEN received a Masters in Business Administration in 1986. From 1990 to 1995 he served as Vice President of TML Industries Limited of Pickering, Ontario as Director of Marketing. The primary function at TML was to oversee day-to-day operations of the Company including the administration, sales, manufacturing and distribution divisions. In May 1996 he left TML and founded ESN packaging Services, a Company involved in developing, packaging and introducing new consumer products to the retail market. In January 1999 he left ESN Packaging and joint Green Dolphin Nevada as a director and officer. His present duties include supervision of marketing and sales.

MAXWELL J. LABROOY. From 1985 through January of 1999 Mr. LaBrooy was President of Interior Environmental Systems, Inc., a company located in Knoxville, Tennessee which was in the ceiling tile and wall application and cleaning business. Mr. LaBrooy was in charge of, and produced significant increases in domestic and international sales. During his tenure there, he setup manufacturing plants in Japan, South Korea, Canada and Mexico. He left Environmental Systems in January 1999 to become Vice President of operations for Green Dolphin Nevada. In February 2000 he was also elected Vice President of Green Dolphin Delaware.

DR. ADOLF R. HOCHSTIM. Dr. Hochstim received his Doctorate in Physics from the University of Florida in 1960. Over the years he has published 18 books and articles and is a member of 9 Science Associations and has served as a consultant for NASA. For more than the last five years, he has been self-employed as a contract consultant for numerous chemical companies. He joined Green Dolphin Nevada in January 1999 and has served as a consultant in the area of research and development.

WILLIAM P. KEFALAS. Mr. Kefalas graduated with a Master of International Business in 1972 from the University of Chicago and since that time has experience with International business development in various countries. From 1982 to the present Mr. Kefalas has served as President and CEO of Commerciantes Financiers Corp, an International consulting and financial corporation representing business and development firms worldwide for resort and hotel developments. In February 2000 Mr. Kefalas joined Green Dolphin as a Director and serves the Company in the capacity of Business Strategist for Mergers and Acquisitions.

ROBERT J. MCDONALD has owned and operated many successful businesses over the past 40 years. From 1962 through 1992 Mr. McDonald owned and operated one of the largest Chevrolet Dealerships in Nova Scotia, Canada with sales of over $100 million. He has been honored by Time Magazine as an Entrepreneur of the Year for managing the most profitable and effective organizations. Since then he has been semi-retired but remained active as a self-employed business consultant. He joined Green Dolphin Nevada in January, 1999 as a Director. He is an outside director with no active role in the conduct of its affairs.

None of the officers or directors of the Company are officers, directors or affiliates of any reporting companies.

To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

2) Had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the Executive compensation received by officers and directors of Green Dolphin during 1999, 2000 and 2001. The Company does not have any pension, profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.
Name	Principal Positions	Year	Salary	Bonus	Stock Issued
Nicholas Plessas	President/CEO Director	2001	$25,000	-0-	0 Shares
		2000	$25,000	-0-	6,685,000 Shares*
		1999	$41,600	-0-	0 Shares
Thomas J. Rowen	Vice President Secretary	2001	$22,000	-0-	0 Shares
	Director	2000	$39,000	-0-	1,000,000 Shares
		1999	$39,000	-0-	0 Shares
Maxwell Labrooy	Vice President	2001	$38,000	-0-	0 Shares
		2000	$39,000	-0-	300,000 Shares
		1999	$36,400	-0-	0 Shares
William Kefalas	Director	2001	$15,000	-0-	0 Shares
		2000	-0-	5% of Gross Sales	150,000 Shares
		1999	$ 5,000	-0-	0 Shares
Dr. Adolph Hochstim**	Director	2001	-0-	-0-	0 Shares
		2000	-0-	-0-	100,000 Shares
		1999	$ 5,000	-0-	0 Shares
Robert McDonald	Director	2001	-0-	-0-	0 Shares
		2000	-0-	-0-	150,000 Shares
		1999	-0-	-0-	0 Shares

* All shares issued to officers and directors were issued in connection with the Green Dolphin Nevada recapitalization and are not recorded as compensation expenses.

** Dr. Hochstim receives an additional $100.00 per hour for consulting the company when needed.

There are additional key employees who work for Green Dolphin, Canada who receive a total of $68,500.00 in annual salaries.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 2000, shortly after it changed its name from Traveler's Infocenter, Inc. to Green Dolphin Systems Corp., Delaware, the Company issued 11,000,000 shares of its common stock in exchange for 100% of the issued and outstanding common shares of Green Dolphin Nevada in a transaction characterized as a recapitalization of Green Dolphin Nevada. On December 20, 1999, prior to the time of the reorganization between Green Dolphin Delaware and Green Dolphin Nevada, Nick Plessas, Thomas Rowan, William Kefalas, Adolph Hochstim and Robert J. McDonald had been appointed as directors of Traveler's Infocenter (Green Dolphin Delaware) to fill the un-expired terms of Justin Marvul and Mark Himmelburger, prior directors of Traveler's Infocenter, Inc. All of these directors were also directors and stockholders, and some of them were officers of Green Dolphin Nevada at the time it was acquired by Green Dolphin Delaware As a result of their ownership of Nevada shares, they received 8,385,000 shares, or 76% of the 11,000,000 Green Dolphin Delaware shares issued in the exchange.

By the time of this transaction, Green Dolphin Nevada had purchased a line of specialty chemical products from Penta Deltex, a Canadian corporation under a contract calling for the payment of $300,000 in cash. Shortly after the reorganization, Green Dolphin also issued 385,640 shares to persons associated with Penta Deltex who had contributed to the development of the product line Green Dolphin Nevada had acquired from Penta Deltex. Because Nicholas Plessas, president, director and controlling stockholder of both Green Dolphin companies was similarly affiliated with Penta Deltex, it cannot be said that either of the Penta Deltex transactions were negotiated at arms length. Furthermore, because the original sales base for the Penta Deltex product line was in Canada, Nick Plessas formed Green Dolphin Canada, a corporation in which he owns 100% of the outstanding shares, and caused it to enter into an Exclusive Sales Agency Agreement with the registrant by which it has the exclusive right to distribute the company's product line in Canada. Because Mr. Plessas controls both companies, this agreement also cannot be said to have been entered into at arms length. See Item 1, Business, herein.

None of these transactions were negotiated at arms length. The 11,000,000 shares issued in connection with the Green Dolphin Nevada reorganization, the 385,000 shares issued to Penta Deltex contributors, the terms of the Penta Deltex product line acquisition agreement, and the terms of the Company's Exclusive Sales Agreement with Green Dolphin Canada were all determined by the Board of Directors of Green Dolphin Delaware, and agreed upon by the officers of the Company. The terms of the Green Dolphin Nevada recapitalization were approved by the stockholders. Approval of the Green Dolphin recaptalization tranaction was based on the following factors:

1. Traveler's Infocenter, Inc., predecessor to Green Dolphin Delaware, was an inactive business corporation with no ongoing operations, significant assets or business prospects.

2. Traveler's Infocenter had incurred an operating loss carry-forward of $1,273,100.

3. Green Dolphin Nevada had an active product line and ongoing business operations with the potential ability of benefiting the stockholders of Traveler's Infocenter.

4. There were 11,000,000 common shares of Green Dolphin Nevada outstanding.

5. Given the relative postures of the two companies, a one-to-on exchange of shares was reasonable and gave the stockholders of Green Dolphin Nevada a percentage of the outstanding shares of the consolidated company a reasonable and acceptable percentage of ownership.

The terms of the Penta Deltex and the Green Dolphin Canada transactions were approved based on the Boards evaluation of the value of the Penta Deltex product line and the need to establish a Canadian outlet for the company's products in that venue. The terms of the latter agreement are similar to the terns of other Exclusive Sales Agreements with unaffiliated parties. Given the circumstances, management does not believe the terms of any of these transaction are less favorable to either company than would have resulted from arms-length negotiations.

ITEM 8. DESCRIPTION OF SECURITIES.

The aggregate number of shares which the Company shall be authorized to issue is 100,000,000 shares of non-assessable voting common stock having par value of $0.001 per share. All stock of the Company shall be of the same class and shall have the same rights and preferences. Fully paid stock of the Company shall not be liable to any further call or assessment. The holders of the Company common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Share of common stock do not carry any pre-emptive rights or cumulative voting rights.

As a Delaware corporation Green Dolphin is subject to the provisions of Section 203 of the Delaware General Corporation Law related to business transactions with interested persons, that is: officers, directors and controlling stockholders. At the time Green Dolphin Delaware acquired 100% of the outstanding shares of Green Dolphin Nevada in February 2000, officers and directors of Green Dolphin Delaware received 8,385,000 of the 11,000,000 common shares issued in the exchange. Notwithstanding this fact, the transaction did not violate Section 203 under the language of Section 203(a)(3) which reads as follows:

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

(3) At subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by the written consent, by the affirmative vote of at lease 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The subject reorganization met the requirements of this exception because (1) at the time of the reorganization the directors who received shares in the exchange did not own any common shares of Green Dolphin Delaware; (2) the reorganization was approved at a special meeting of Green Dolphin Delaware Stockholders held on February 28, 2000 and not by written consent, and (3) at that meeting, more than 66 2/3 of the 5,130,600 outstanding shares of Green Dolphin Delaware, all of which were held by persons other than interested stockholders, voted in favor of the issuance of 11,000,000 shares in exchange for all of the issued and outstanding common shares of Green Dolphin Nevada.

On February 7, 2000 the Board of Directors passed a resolution authorizing the execution and deliver of the plan and agreement of reorganization by which 8,385,000 of the 11,000,000 shares issued in the exchange were issued to officers or directors or controlling stockholders and instructed that a special meeting of stockholders be called at which the agreement was submitted to the vote of stockholders.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Management has been advised that common shares of Traveler's Infocenter, Inc. have previously been traded either on the NASD Over-The-Counter Bulletin Board or on the NASD Pink Sheets until April of 1993 and that the last bid price for its shares was approximately $.03 per share. During the spring of 2000, after Traveler's Infocenter changed its name to Green Dolphin Systems Corp. and purchased 100% of the outstanding common shares of Green Dolphin Nevada, the

Company procured a new CUSIP Number. At about this time, the NASD assigned "GDLS" as the Company's trading symbol. However, there has not, to the knowledge of the registrant, been any trading of Green Dolphin shares since the reorganization which occurred in February of 2000.

There are no shares of Green Dolphin subject to outstanding options or warrants to purchase, or securities convertible into, common shares of the registrant.

Green Dolphin believes that 8,513,060 of its 19,898,700 outstanding shares may be traded without restriction. It views the remaining 11,385,640 shares as "restricted securities" under the definition of that phrase found in paragraph (a)(3)(i) of SEC Rule 144 under the Act (17 C.F.R. subsecion 230.144), that is, shares sold without registration under the Act in reliance on the exemption from registration provided by subsection 4(2) thereof for transactions by an issuer not involving any public offering. See "Recent Sales of Unregistered Securities" herein. The registered owners of all these shares have established ?holding periods? in the shares in excess of two (2) years.

Section 4(1) of the Act provides that the registration requirements of subsection 5 of the Act do not apply to transactions by any person other than an issuer, underwriter or dealer. Paragraph (b) of Rule 144 provides that:

Any affiliate or other person who sells restricted securities of an issuer for his own account, or any person who sells restricted or any other securities for the account of an affiliate of the issuer of such securities, shall be deemed not to be engaged in a distribution of such securities and therefore not to be an underwriter thereof within the meaning of Section 2(11) of the Act if all of the conditions of this rule are met.

Those conditions include requirements that (a) there be current public information available about the issuer on the date of any sale under the rule, (b) that sellers establish a holding period of at least one year in the shares prior to relying on the rule, (c) that the shares be sold in normal brokers' transactions, (d) that the sellers abide certain limitations on the volume of shares they may sell, (e) that a notice of sale be filed with the Commission contemporaneously with the placement of any order to sell shares, and (f) that the person filing such a report have the bona fide intention of selling all shares included in the report. The foregoing description is a summary of the required conditions which must defer to the actual language of the Rule. Paragraph (k) of Rule 144 provides that persons who are not affiliates, and have not for 90 days been affiliates of the issuer on the date they propose to sell shares in reliance on the Rule, may sell shares without complying with the conditions described in paragraphs (a), (c), (d) and (e), above if they have established a holding period of at least two years.

Of the 11,385,640 outstanding restricted shares, 8,385,999 shares are held by persons who are, either by reason of share holdings or being directors or exeeutive officers of the Company, affiliates of Green Dolphin. It is the Company's opinion that these people may not presently rely on subsection 4(1) of the Act and Rule 144 to sell any of their shares without registration because as affiliates of the issuer they may not rely on paragraph (k) of the Rule, and because there is currently no public market for Green Dolphin shares so as to permit sales of shares in brokers transactions or to market makers. However, if and when such a market develops, and there is current public information available regarding Green Dolphin, these stockholders may rely on those provisions to sell up to 1% of the total number of Green Dolphin shares which are outstanding according to the issuer's last published report, each three months. The registered owners of the remaining 3,000,640 restricted shares held by non-affiliates may elect either to sell their shares in accordance with all the requirements of Rule 144 set forth above, or to rely on paragraph (k) of the Rule to sell all or any part of their shares without compliance with those conditions.

The sale of significant numbers of restricted shares under Rule 144 would undoubtedly have the effect of decreasing the bid price for Green Dolphin shares in any market which may develop for the Company's stock.

There are presently 157 registered owners of common shares of Green Dolphin Systems Corporation.

No cash dividends have been paid on common shares of Green Dolphin during the last two fiscal years or during any stub period subsequent to the last financial statements filed by the Company. There are no restrictions other than those present in the Delaware General Corporation Law which would prevent the payment of dividends on common equity or that it is anticipated might impose such limitations in the future. However, it is not contemplated that cash dividends will be paid in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

To the best of the Company's knowledge it is not a party to any pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Aaron Stein, C.P.A., who audited Green Dolphin's financial statements for the fiscal year ended 1999 was discharged as Green Dolphin's principal independent accountant as a result of a determination made by the Board of Directors that it would be preferable to engage an accounting firm licensed to practice in Tennessee, site of Green Dolphin's principal place of business. Accordingly, on December 12, 2000, Rodefer Moss & Company, PLLC of Knoxville, Tennessee was engaged as Green Dolphin's principal independent accountant. Rodefer Moss audited Green Dolphin's Financial Statements for the fiscal year ended December 31, 2000 and reviewed interim quarterly statements filed since that date. Mr. Stein did not resign or decline to stand for re-election as Green Dolphin's principal accountant. The financial statements for the period ended December 31, 1999 did not contain any adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles. The change of accountants was effected by a duly adopted resolution of the Board of Directors.

There were no disagreements with Mr. Stein, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Mr. Stein's satisfaction, would have cause him to make reference to the subject matter of the disagreement(s) in connection with his report.

Green Dolphin has authorized Aaron Stein to respond fully to the inquiries of the successor accountant concerning any matter related to the Green Dolphin audits notwithstanding that there have been no disagreements with Mr. Stein regarding the scope or substance of Green Dolphin's audit as of December 31, 1999. By letters dated May 8, 2001 and August 8, 2001, Aaron Stein was requested to review the disclosure required by Item 304 of Regulation S-B which was included in a prior amendment to Green Dolphin's Form 10-KSB12G, and was requested to furnish a letter addressed to the Securities and Exchange Commission stating whether he agrees with the statements made by Green Dolphin therein and, if not, asking him to state the respects in which he does not agree. Mr. Stein's return letter indicating that he agrees with the substance of this disclosure and has nothing to add to it Is attached as Exhibit 18(i) hereto.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years Green Dolphin Systems Corporation has effected the following sales of unregistered securities.

1. On February 10, 2000 the Board of Directors approved the issuance of 11,000,000 unregistered common shares registered to twenty persons in exchange for 100% of the issued and outstanding shares of Green Dolphin Nevada. The persons to whom these shares were issued were founders, officers and directors of Green Dolphin Nevada, persons who had invested cash or services in that company, and persons who had contributed directly or indirectly to development of the product line Green Dolphin Nevada conveyed to the registrant. These shares were issued in reliance on the exemption from registration provided by subsect; 4(2) of the Securities Act of 1933 for transactions by an issuer not involving any public offering.

2. On April 5, 2000 Green Dolphin issued an additional 385,640 in connection with the aforesaid reorganization, as compensation to individuals who had contributed to the product line Green Dolphin acquired from Penta Deltex, also in reliance on the 4(2) exemption. The persons who received these shares and the number of shares received by each are as follows:
Steve Fotes	5,000
Nick Leimonis	5,000
Mabel Skilton	5,600
Don Parker	8,000
Fred Dalakis	1,000
Ixatog Investments	20,000
George Voulgaris	11,000
Robert De Florio	14,000
Scott Karrys	5,000
Tom Catounis	39,000
John King	1,000
Fercan Developments	30,000
Antonia Tsoumaris	10,000
Unit Park Holdings, Inc	5,000
Fred Moretti	5,000
Roy Turunen	6,700
Tony Vacca	6,000
Somelight Corp.	14,000
Silver Bear Consulting, Ltd.	36,800
Jerry Spanos	20,000
K. Mantzios	5,000
Chris Wong	7,100
Davor Holdings Ltd.	10,000
Jonathan Cole	1,370
Albert Cole	1,370
979483 Ontario Limited	4,000
Nick Nitsotolis	7,000
Brendamere Holdings, Inc	34,000
Barbara Gross	10,000
Toni Graci in Trust	10,000
Mike Gremenis	7,000
Bessie Zaharopoulos	10,000
James Kouvarakos	25,000
Angelo Ismirnioglou	1,000
Gus Varlokostas	4,700
Total	385,640

Green Dolphin relies on the following facts which support its reliance on the 4(2) exemption to issue these 11,385,640 shares without registration under the Act.

a. Each of the recipients of these shares was intimately related to the business and operations of Green Dolphin Nevada and was fully aware of its financial and business posture.

b. Each recipient was advised that the shares had not been registered under the Act, that they were "restricted Securities" under the definition of that phrase found in SEC Rule 144(a)(3)(i), and were subject to resale limitations imposed under Rule 144.

c. Each recipient stipulated that he was purchasing the shares for his own account and not with a view to distribution.

d. Each recipient agreed that the certificates representing his shares would bear a standard form restrictive legend providing that the shares were restricted securities and could not be resold or transferred without registration under the Act or without the availability of an exemption from registration; and

e. Each recipient agreed to the placement of stop-transfer instructions against the shares pending compliance with the terms of the restrictive legend.

f. No unrestricted transfer of any of the shares has occurred since they were issued.

3. Beginning on or about May 1, 2000 the company undertook actions to offer and sell 8,000,000 of its common shares at an offering price of $.02 per share for total gross consideration of $200,000. Sale of the shares was completed prior to June 28, 2000. These shares were not registered under the Securities Act of 1933 but were offered in reliance on the exemption from registration provided by Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The shares issued to purchasers on this offering have been issued as unrestricted securities and without restrictive legends in reliance on paragraph (b)(1)(iii) of Rule 504 which provides that the restrictions related to manner of offering found in paragraph (c) of Rule 502 and the provision imposing limitations on resale found in paragraph (d) of Rule 502 do not apply to offers and sales made exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in 230.501(a). Reliance on this provision is based on the following facts. (1) Measures were taken to insure that offers and sales were made only to accredited investors. (2) The Company filed a Notice of Filing to claim an exemption under Section 203(t) of the Pennsylvania Act which exempts sales solely to accredited investors from the registration provisions of the Pennsylvania Act and permits general advertising and solicitation of offers to purchase securities directed exclusively to accredited investors. The Pennsylvania Form E became effective prior to the first offering of shares in Pennsylvania. (3) The Company believes the offer and sale of these securities met all the provisions of that exemption.

These shares were sold exclusively through the efforts of the President of the Company and no underwriters or selling agents were engaged in connection with the offering. No underwriting discounts or sales commissions were paid in connection with the sale of the shares.

As has been previously noted, there were 513,060 common shares of Green Dolphin Delaware outstanding after the reverse split of shares which occurred in February of 2,000. These shares, coupled with the additional 19,385,640 shares detailed above, constitute all of the 19,898,700 shares which are presently outstanding.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Articles Seven and Eight of Green Dolphin's Amended and Restated Articles of Incorporation contain the following provisions related to indemnification of directors and officers:

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however. that nothing in the Article SEVENTH shall eliminate or limit the liability of any director (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any matter occurring, or any cause of action, suit or claim that, by for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHT: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom its shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as an action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators.

Additionally, the Company's By-Laws provide as follows:

Indemnification

The Corporation shall, to the fullest extent permitted by the laws of the state of incorporation, indemnify any and all persons whom it shall have power to indemnify against any and all of the costs, expenses, liabilities or other matters incurred by them by reason of having been officers or directors of the Corporation, any subsidiary of the Corporation or of any other corporation for which he acted as officer or director at the request of the Corporation.

Indemnification of officers and directors is governed by Section 145 of the Delaware General Corporation Law which grants corporations the right to indemnify corporate officers, directors and others against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually reasonably incurred in connection with any suit or other proceeding brought against them if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and any related criminal prosecution if the person had no reasonable cause to believe his or her conduct was unlawful. Such persons may be similarly indemnified respecting similar actions brought by or in the right of the corporation but, if the person is found liable to the corporation, only to the extent that the Delaware Court of Chancery or the court in which the suit was brought may rule that despite the adjudication of liability, the circumstances are such that the person is fairly and reasonably entitled to indemnity for such expenses in such amount as the court may deem proper. Where such person has successfully defended any covered claim, he may be entitled to indemnity against all expenses, including attorneys' fees, actually and reasonably incurred in such defense. The foregoing is provided as only a cursory summary of Section 145 and must be read in light of the actual language of the summarized provisions and all other provisions of Section 145 of the General Corporation Law of Delaware.

PART F/S

Green Dolphin Systems Corporation

INDEX TO FINANCIAL STATEMENTS

CONTENTS

Green Dolphin Systems Corporation

Balance Sheets

	unaudited March 31, 2002	December 31, 2001
ASSETS
Current
Cash	$ 28,306	$ 15,243
Accounts receivable	24,151	7,252
Inventory	32,594	28,493
Prepaid expenses	1,650	1,650
	86,701	52,638
Capital
Shop equipment	9,391	9,391
Office furniture and equipment	2,658	1,558
	12,049	10,949
Less: Accumulated depreciation	4,690	4,149
	7,359	6,800
Other Assets
Trademarks and copyrights (net of amortization of $56,669, $51,669 at December 2001)	243,331	248,331
	$ 337,391	$ 307,769
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$ 29,671	$ 27,843
Due to related companies (Note 2)	227,759	173,405
	257,430	201,248
Shareholders' equity
Common stock	19,899	19,899
Additional paid in capital	336,407	336,407
(Deficit) Retained earnings	(276,345)	(249,785)
	79,961	106,521
	$ 337,391	$ 307,769

Green Dolphin Systems Corporation

Statements of Operations

	(unaudited) three months ended March 31
	2002	2001
Sales
Related party	$32,023	$148,724
Other	112,763	32,575
	144,786	181,299
Cost of sales	54,564	55,145
Gross margin	90,222	126,154

General and administrative expenses	116,782	143,757
Net Income (Loss)	$(26,560)	$(17,603)
Earnings per share: Basic and diluted	$-	$-
Net income (loss) and comprehensive income (loss) per common share	$-	$-
Basic and diluted weighted average shares outstanding	19,898,700	19,898,700

Green Dolphin Systems Corporation

Statements of Changes in Stockholders' Equity

Three Months Ended March 31, 2002, and Year Ended December 31, 2001

	Common Stock		Additional Paid In Capital	Retained Earnings	Total
	Shares	Amount
Balance January 1, 2001	19,898,700	$ 19,899	$ 336,407	$ (156,280)	$ 200,026
Net income (loss) for year	-	-	-	(93,505)	(93,505)
Balance, December 31, 2001	19,898,700	$ 19,899	$ 336,407	$ (249,785)	$ 106,521
Net income (loss) for three months	-	-	-	(26,560)	(26,560)
Balance, March 31, 2002	19,898,700	$ 19,899	$ 336,407	$ (276,345)	$ 79,961

Green Dolphin Systems Corporation

Statements of Cash Flows

For the three months ended March 31, 2002 and 2001

	unaudited 2002	unaudited 2001
Net cash used in operations	$ (40,192)	$ (4,071)
Investment activities: Acquisition of furniture and equipment	(1,100)	-
	(1,100)	-
Financing activities: Advances from (to) related company	54,355	-
	54,355	-
Increase (Decrease) in cash	13,063	(4,071)
Cash, beginning of period	15,243	13,054
Cash, end of period	$ 28,306	$ 8,983

Green Dolphin Systems Corporation Notes to Financial Statements

For the three Months ended March 31, 2002

(Unaudited)

1. Significant accounting policies

Basis of Presentation

The accompanying unaudited financial statements of Green Dolphin Systems Corporation have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-OSB and Article 10 of regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month and nine month periods ended March 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002.

The data underlying the Balance Sheet as at December 31, 2001 and the Statement of Stockholders' Equity for the year then ended was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles.

For further information , refer to the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2001 included in the Company's Annual Report on Form 10-KSB

The financial statements include the accounts of the Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a Nevada corporation).

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Fixed assets and amortization

Fixed assets are recorded at cost. Amortization of the equipment is recorded using the straight line method over the estimated lives of the related assets.

Upon disposal of an asset the gain or loss (if significant) is included in the computation of net income for the year and the respective cost and accumulated amortization are removed from the accounts.

Trademarks and copyrights

Trademarks and copyrights are recorded at cost and being amortised on a straight-line basis over their estimated useful lives.

2. Transactions With Related Companies

To help accelerate the creation of a customer base and related sales the Company has entered into a sales agency relationship with a Canadian company (Canada), which shares substantially common ownership aand management with Green Dolphin Systems Corporation. The essence of the agreement calls for Canada to finance and carry its own inventory, and Canada is to be paid a commission equal to 12% of the gross sales it generates. Sales from Canada are computed quarterly at which time the company reports the sales and is charged for the cost of the inventory sold and the commission earned by Canada.

Management fees paid or accrued to Canada for the three months ended March 31, 2002 $ 45,000

Independent Auditors' Report

To the Board of Directors and Stockholders

Green Dolphin Systems Corporation

Powell, Tennessee

We have audited the accompanying balance sheets of Green Dolphin Systems Corporation (a Delaware Corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin Systems Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

RODEFER MOSS & CO, PLLC

/s/

Knoxville, Tennessee

April 10, 2002

GREEN DOLPHIN SYSTEMS CORPORATION

Balance Sheet

December 31, 2001 and 2000

	2001	2000
ASSETS
Current Assets
Cash	$ 15,243	$ 13,054
Accounts receivable, net
Trade customers	7,252	14,274
Trade, related company	-	38,759
Inventory	28,493	39,841
Prepaid expenses	1,650	1,650
Total current assets	52,638	107,578
Property and Equipment
Shop equipment	9,391	9,391
Office furnishings and equipment	1,558	1,558
Less: accumulated depreciation	(4,149)	(2,165)
Total property and equipment	6,800	8,784
Other Assets
Trademarks and copyrights, net of amortization of $51,667 and $33,334	248,331	266,664
Total other assets	248,331	266,664
Total assets	$ 307,769	$ 383,026

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$ 16,726	$ 31,795
Accrued liabilities	8,117	-
Due to officer	3,000	-
Due to related companies	173,405	151,205
Total current liabilities	201,248	183,000
Stockholders' Equity
Capital stock ($.001 par value, 100,000,000 shares authorized, 19,898,700 issued and outstanding)	19,899	19,899
Additional paid-in capital	336,407	336,407
Accumulated deficit	(249,785)	(156,280)
Total stockholders' equity	106,521	200,026
Total liabilities and stockholders' equity	$ 307,769	$ 383,026

See Notes to Financial Statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Operations

December 31, 2001 and 2000

	2001	2000
Sales
Related party	$ 331,489	$ 233,908
Other	129,860	205,408
Total sales	461,349	439,316
Cost of Sales	235,663	276,348
Gross profit	225,686	162,968
General and Administrative Expenses	319,191	262,708
Net loss before income taxes	(93,505)	(99,740)
Income Taxes	-	-
Net loss	($ 93,505)	($ 99,740)
Earnings (loss) per share:
Basic and diluted	($ - )	($ 0.01)
Basic and diluted weighted average shares outstanding	19,898,700	16,196,560

See notes to financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Changes in Stockholders' Equity

December 31, 2001 and 2000

Common stock Shares Amount	Additional Paid In Capital	Accumulated Deficit	Total
Balances at January 1, 2000	11,385,640	$ 11,386	$ 194,204	($56,540)	$ 149,050
Recapitalization - effect of shell acquisition	513,060	513	6,203	-	6,716
Issuance of common shares:
For cash in connection with private placement, net of offering costs of $16,000	8,000,000	8,000	136,000	-	144,000
Net loss	-	-	-	(99,740)	(99,740)
Balances at December 31, 2000	19,898,700	19,899	336,407	(156,280)	200,026
Net loss	-	-	-	(93,505)	(93,505)
Balances at December 31, 2001	19,898,700	19,899	$ 336,407	($249,785)	$ 106,521

See notes to financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Cash Flows

December 31, 2001 and 2000

	2001	2000
Cash Flows From Operating Activities	($ 93,505)	($ 99,740)
Net loss
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	20,317	22,168
Recapitalizaton	-	6,716
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	45,781	(53,033)
(Increase) decrease in inventory	11,348	(36,010)
Increase (decrease) in accounts payable	(14,657)	28,577
Increase in accrued expenses	7,705	456
Increase in due to officer	3,000	-
Net cash used in operating activities	(20,011)	(130,866)
Cash Flows From Investing Activities
Purchases of fixed assets	-	(1,316)
Net cash flows from investing activities	-	(1,316)
Cash Flows From Financing Activities
Net borrowings (repayments) to related companies	22,200	(5,694)
Sales of common stock	-	144,000
Net cash flows used in financing activities	22,200	138,306
Increase in cash and cash equivalents	2,189	6,124
Cash and cash equivalents, at the beginning of the year	13,054	6,930
Cash and cash equivalents, at the end of the year	$ 15,243	$ 13,054

See notes to financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Green Dolphin Systems Corporation ("The Company") is a Delaware corporation located in Powell, Tennessee. The Company changed its name from Traveler's Infocenter, Inc. to Green Dolphin Systems Corporation on February 16, 2000. The Company is engaged in manufacturing and distributing a broad range of specialty chemicals throughout the world. See Note 2.

Basis of presentation - The financial statements include the accounts of the Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a Nevada corporation).

Revenue Recognition - Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of goods that are damaged in transit. Such sales returns are not material for the years ended December 31, 2001 and 2000.

Use of Estimates - The preparation of financial statements in accordance with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Trademarks and copyrights - Trademarks and copyrights are recorded at cost and are amortized on a straight-line basis over a period of fifteen years. Included among these acquired intangible assets are the Company's name, Green Dolphin, and the following proprietary trademarks and tradenames and their formulations: Fire Safe 108 Wood, Fire Poly NP-30 Paint, Fire Poly F/R Coating, Safe-N-Dry, Rain Guard, Shield Kote, Secure Step, Protection Plus 2000, and Renew 4000.

Property and Equipment - Depreciation is primarily determined using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized while maintenance and repairs are expensed as incurred.

Inventories - Inventories consist of cleaning supplies and related cleaning products and are stated at the lower of cost (using the first-in, first-out method) or market.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Advertising Costs - Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2001 and 2000 were approximately $5,300 and $15,700, respectively.

GREEN DOLPHIN SYSTEMS CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Fair Value of Financial Instruments - Cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's borrowings and advances to related companies approximates the carrying value because of their recent origination, their potential for offset and because of the substantial settlement of these balances expected in the short-term.

Statement of Cash Flows Supplemental Disclosure - The Company considers all highly liquid investments with initial maturities of three months or less which are readily convertible into cash without significant loss due to penalties to be cash equivalents. No interest or income taxes were paid during the years ended December 31, 2001 and 2000.

Earnings (loss) per share - The Company presents "basic" earnings (loss) per common share and, if applicable, "diluted" earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic earnings (loss) per common share is calculated by dividing net income or loss applicable to common stock by the weighted average number of common shares outstanding during each period.

Recent Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances.

The Company plans to adopt SFAS 142 in fiscal 2002 and does not expect any impairment of goodwill upon adoption.

NOTE 2 - ACQUISITIONS

On February 7, 2000 and in March 2000 Traveler's Infocenter, Inc. ("TIFC"), a Delaware corporation, completed the acquisition of all the outstanding stock of Green Dolphin Systems Corporation ("Nevada"), a Nevada corporation, in exchange for 11,385,640 shares of TIFC's common stock. TIFC was subsequently renamed Green Dolphin Systems Corporation ("Delaware"). As a result of the acquisition, Nevada became a subsidiary of Delaware. Upon consummation of the transaction the existing shareholders of Nevada held a majority of the voting power of Delaware.

Since at the time of the acquisition, TIFC had no significant operations, liabilities or assets, the beginning equity balances of Nevada have been presented as a recapitalization of Nevada whereby 11,385,640 common shares are accounted for as the subsequent issuance of 513,060 shares for the net assets of TIFC. As a result, the historical financial statements of Nevada are the continuing historical financial statements of the Company.

GREEN DOLPHIN SYSTEMS CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 2 - ACQUISITIONS (Continued)

Concurrent with the acquisition, TIFC effected a reverse one (1) share for ten (10) shares split of its then outstanding 5,130,600 shares so that the restated common shares outstanding were 513,060. Additionally, Delaware amended its corporate charter to authorize issuance of up to 100,000,000 shares of its common stock and restated the par value of its stock from $.01 per share to $.001 per share.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial instruments that potentially subject the Company to concentrations of credit risk consist additionally of accounts receivable and a related company receivable (Note 4). The Company's customers are geographically dispersed but are concentrated in the cleaning industry.

The Company conducts a screening of potential customers before extending credit and generally does not require collateral for its trade receivables or for advances made to related companies.

NOTE 4 - TRANSACTIONS WITH RELATED COMPANIES

In establishing a customer base for its Powell, Tennessee location, the Company has relied on a Canadian company (Canada), which shares substantially common ownership and management with Green Dolphin Systems Corporation, to obtain customers. In compensation for obtaining much of its customer base through Canada efforts, fees of $180,000 and $144,000 were paid in 2001 and 2000 to the related company.

"Due to related companies," included on the balance sheets at December 31, 2001 and 2000 as $173,405 and $151,205, respectively, consists of amounts due to other related companies, Canada and Penta-Deltex, in 2001, and solely to the related company, Penta-Deltex, in 2000, which at the time of the transaction shared substantially common ownership and management. The debt arose pursuant to an agreement dated April 21, 1999, whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Penta-Deltex. The debt bears no interest and is unsecured.

Amounts due to and from related companies are unsecured, bear no interest and have no specific terms of repayment. Repayment will be dictated by the availability of cash.

GREEN DOLPHIN SYSTEMS CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 5 - COMMITMENTS

The company leases its administrative and warehouse space under a lease expiring on November 30, 2004. The annual future minimum lease payments under this non-cancelable operating lease are as follows:
2002	$33,960
2003	33,960
2004	31,130

Under terms of a non-cancelable operating lease for the use of a vehicle, the Company's future minimum lease payments are:
2002	5,088
2003	4,240

Rent expense totaled $35,532 and $29,387 in 2001 and 2000, respectively.

NOTE 6 - INCOME TAXES

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates, which are expected to be in effect when these differences reverse.

The Company has available net operating loss (NOL) carryforwards, expiring at various dates through 2020, of approximately $1,500,000. These carryforwards may be used to offset future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Although management believes that its products will be readily accepted in the marketplace and generate substantial future revenues, there is currently limited evidence that the revenues will be in sufficient amounts and at the necessary times to realize all of the deferred tax assets. Accordingly, management has established a full valuation allowance against the deferred tax assets at December 31, 2001 and 2000 arising from its NOL carryforwards.

The income tax (provision) benefit for the years ended December 31, 2001 and 2000, consisted of the following:
	2001	2000
Net operating loss carryforwards	$ 38,000	$ 35,000
Change in valuation reserve	(38,000)	(35,000)
Total	$ -	$ -

Total deferred tax assets at December 31, 2001 and 2000 consist of the following:

	2001	2000
Deferred tax assets	$ 570,000	$ 532,000
Valuation reserve	(570,000)	(532,000)
Total	$ -	$ -

NOTE 7 - STOCKHOLDERS' EQUITY

In February 2000, concurrent with the acquisition discussed in Note 2, the authorized capital stock of the Company was increased to 100,000,000 shares of common stock and the par value was restated from $.01 per share to $.001.

In June 2000, the Company issued 8,000,000 shares of common stock for proceeds of $144,000, net of offering costs of $16,000 in connection with a private placement.

NOTE 8 - SEGMENT INFORMATION

The Company's sales consist of sales in the United States and Canada. The composition of sales for 2001 and 2000 is as follows:
	2001	2000
Canadian	$331,488	$ 121,721
United States	129,861	205,408

Report of Independent Auditors

To the Board of Directors and Stockholders

Green Dolphin Systems Corporation

Powell, Tennessee

We have audited the accompanying balance sheet of Green Dolphin Systems Corporation (a Delaware Corporation) as of December 31, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 1999, were audited by Aaron Stein, whose report dated February 10, 2000, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin Systems Corporation as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

RODEFER MOSS & COMPANY, PLLC

/s/

Knoxville, Tennessee

April 2, 2001

GREEN DOLPHIN SYSTEMS CORPORATION

Balance Sheets

December 31, 2000 and 1999

	2000	1999
ASSETS
Current Assets
Cash	$13,054	$6,930
Accounts receivable, net
Trade customers	14,274	-
Trade, related company	38,759	-
Inventory	39,841	3,831
Prepaid expenses	1,650	1,650
Total Current Assets	107,578	12,411
Property and equipment
Shop equipment	9,391	9,266
Office furnishings and equipment	1,558	367
Less: accumulated depreciation	(2,165)	-
Total Property and Equipment	8,784	9,633
Other Assets
Trademarks and copyrights, net of amortization of $33,334 and $13,333	266,664	286,667
Total Other Assets	266,664	286,667
TOTAL ASSETS	$383,026	$308,711
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 31,339	$ 2,762
Accrued payroll and related taxes	456	-
Due to related company	151,205	156,899
Total Current Liabilities	183,000	159,661
Stockholders' Equity Capital stock ($.001 par value, 100,000,000 shares authorized, 19,898,700 and 11,385,640 issued and outstanding)	19,899	11,386
Additional paid-in capital	336,407	194,204
Accumulated deficit	(156,280)	(56,540)
	200,026	149,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$383,026	$308,711

The accompanying notes are an integral part of these financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Operations

Years Ended December 31, 2000 and 1999

	2000	1999
Sales
Related Party	233,908	428,310
Other	205,408	43,229
Total Sales	$439,316	$471,539
Cost of Sales	276,348	273,528
Gross Profit	162,968	198,011
General and Administrative Expenses
Management fees to related company	144,000	-
Other	118,708	254,551
Total General and Administrative Expenses	262,708	254,551
Loss from Operations	(99,740)	(56,540)
Net Loss Before Income Taxes	(99,740)	(56,540)
Income Taxes	-	-
Net Loss	$(99,740)	$(56,540)
Earnings per share:
Basic and diluted	($0.01)	-
Basic and diluted weighted average shares outstanding	16,196,560	11,385,640

The accompanying notes are an integral part of these financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2000 and 1999

Common stock Shares Amount	Additional Paid In Capital	Accumulated Deficit	Total

Initial capitalization, January 12, 1999	11,385,640	$11,386	$194,204	$0	$205,590
Net Loss	0	0	0	(56,540)	(56,540)
Balance at December 31,1999	11,385,640	$11,386	$194,204	(56,540)	$149,050
Recapitalization - effect of shell acquisition	513,060	$513	6,203	$0	$6,716
Issuance of common shares:
For cash in connection with private placement, net of offering costs of $16,000	8,000,000	8,000	136,000	$0	144,000
Net Loss	$0	$0	$0	$(99,740)	$(99,740)
	19,898,700	$19,899	$336,407	$(156,280)	$200,026

The accompanying notes are an integral part of these financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Cash Flows

Years Ended December 31, 2000 and 1999

	2000	1999
Operating Activities
Net loss	$(99,740	$(56,540)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	22,168	13,333
Reorganization expense	6,716	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(53,033)	-
Increase in inventory	(36,010)	(3,831)
Decrease in prepaid expenses	-	(1,650)
Increase in accounts payable	28,577	2,762
Increase in accrued expenses	456	-
Net Cash Used in Operating Activities	(130,866)	(45,926)
Investing Activities
Purchases of fixed assets	(1,316)	(9,633)
Financing Activities
Net repayments to related company	(5,694)	(143,101)
Sales of common stock	144,000	205,590
Net Cash Provided by Financing Activities	138,306	62,489
Increase in Cash and Cash Equivalents	6,124	6,930
Cash and cash equivalents, beginning of year	6,930	-
Cash and cash equivalents, end of year	$13,054	$6,930

The accompanying notes are an integral part of these financial statements.

GREEN DOLPHIN SYSTEMS CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Green Dolphin Systems Corporation ("The Company") was organized as a Delaware corporation on August 24, 1995. Its offices are located in Powell, Tennessee. The Company changed its name from Traveler's Infocenter, Inc. to Green Dolphin Systems Corporation on February 16, 2000. The Company was incorporated under the laws of the State of Delaware to engage in manufacturing and distributing a broad range of specialty chemicals throughout the world. See Note 2.

Basis of presentation The financial statements include the accounts of the Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a Nevada corporation).

Revenue Recognition Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of goods that are damaged in transit. Such sales returns are not material for the years ended December 31, 2000 and 1999.

Use of Estimates The preparation of financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Trademarks and copyrights Trademarks and copyrights are recorded at cost and are amortized on a straight-line basis over a period of fifteen years. Included among these acquired intangible assets are the Company's name, Green Dolphin, and the following proprietary trademarks and tradenames and their formulations: Fire Safe 108 Wood, Fire Poly NP-30 Paint, Fire Poly F/R Coating, Safe-N-Dry, Rain Guard, Shield Kote, Secure Step, Protection Plus 2000, and Renew 4000.

Property and Equipment Depreciation is primarily determined using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized while maintenance and repairs are expensed as incurred.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and a related company receivable (Note 4). The Company's customers are geographically dispersed but are concentrated in the cleaning industry.

The Company conducts a screening of potential customers before extending credit and generally does not require collateral for its trade receivables or for advances made to related companies.

Inventories consist of cleaning supplies and related cleaning products and are stated at the lower of cost (using the first-in, first-out method) or market.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Advertising Costs Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were approximately $15,700 and $17,706, respectively.

Income Per Share The Company has adopted SFAS 128, "Earnings Per Share". SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The adoption of SFAS 128 did not have a material impact on the Company's reported EPS for any periods presented.

Fair Value of Financial Instruments Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's borrowings and advances to related companies approximates the carrying value because of their recent origination, their potential for offset and because of the substantial settlement of these balances expected in the short-term.

Statement of Cash Flows Supplemental Disclosure The Company considers all highly liquid investments with initial maturities of three months or less which are readily convertible into cash without significant loss due to penalties to be cash equivalents. No interest or income taxes were paid during the years ended December 31, 2000. In 1999, the Company acquired trademarks in exchange for debt (Note 4).

Reclassifications Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

NOTE 2 - ACQUISITION

On February 7, 2000 and in March 2000 Traveler's Infocenter, Inc. ("TIFC"), a Delaware corporation, completed the acquisition of all the outstanding stock of Green Dolphin Systems Corporation ("Nevada"), a Nevada corporation, in exchange for 11,385,640 shares of TIFC's common stock. TIFC was subsequently renamed Green Dolphin Systems Corporation ("Delaware"). As a result of the acquisition, Nevada became a subsidiary of Delaware. Upon consummation of the transaction the existing shareholders of Nevada held a majority of the voting power of Delaware.

Since at the time of the acquisition, TIFC had no significant operations, liabilities or assets, the beginning equity balances of Nevada have been presented as a recapitalization of Nevada whereby 11,385,640 common shares are considered constructively outstanding since inception, and the transaction is accounted for as the subsequent issuance of 513,060 shares for the net assets of TIFC. As a result, the historical financial statements o Nevada are the continuing historical financial statements of the Company.

Concurrent with the transaction, TIFC effected a reverse one (1) share for ten (10) shares split of its then outstanding 5,130,600 shares so that the restated common shares outstanding and those constructively issued by the Company in a one for one exchange were 513,060. Additionally, Delaware amended its corporate charter to authorize issuance of up to 100,000,000 shares of its common stock and restated the par value of its stock from $.01 per share to $.001 per share.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 4 - TRANSACTIONS WITH RELATED COMPANIES

In establishing a customer base for its Powell, Tennessee location, the Company has relied on a Canadian company (Canada), which shares substantially common ownership and management with Green Dolphin Systems Corporation, to obtain customers. A substantial portion of the Company's historical sales has resulted from its relationship with Canada. Sales are comprised approximately as follows:
	2000	1999
Canada	$234,000	$453,000
Other customers	205,000	18,000

In compensation for obtaining much of its customer base through Canada efforts, a one-time fee of $144,000 was paid in 2000 to the related company.

"Due to related company," included on the balance sheets at December 31, 2000 and 1999 as $151,205 and $156,899, respectively, consists of amounts due to another related company, Penta Deltex, which at the time of the transaction shared substantially common ownership and management. The debt arose pursuant to an agreement dated April 21, 1999, whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Penta Deltex. The debt bears no interest and is unsecured.

Amounts due to and from related companies are unsecured, bear no interest and have no specific terms of repayment. Repayment will be dictated by the availability of cash.

The principals of Penta Deltex have agreed to a right of offset towards the amount receivable of $38,759 from Canada, until such time as the amount due from the Canada is collected.

NOTE 5 - COMMITMENTS

The company leases its administrative and warehouse space under a lease expiring on November 30, 2004. The annual future minimum lease payments under this non-cancelable operating lease are as follows:
2001	$33,960
2002	33,960
2003	33,960
2004	31,130

Under terms of a non-cancelable operating lease for the use of a vehicle, the Company's future minimum lease payments are:
2001	$5,088
2002	5,088
2003	4,240

Rent expense totaled $29,387 and $2,397 in 2000 and 1999, respectively.

NOTE 6 - INCOME TAXES

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates, which are expected to be in effect when these differences reverse.

The Company has available net operating loss (NOL) carry forwards, expiring at various dates through 2020, of approximately $1,400,000. These carry forwards may be used to offset future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Although management believes that its products will be readily accepted in the marketplace and generate substantial future revenues, there is currently limited evidence that the revenues will be in sufficient amounts and at the necessary times to realize all of the deferred tax assets. Accordingly, management has established a full valuation allowance against the deferred tax assets at December 31, 2000 and 1999 arising from its NOL carry forwards The income tax (provision) benefit for the years ended December 31, 2000 and 1999, consisted of the following:
	2000	1999
Net operating loss carry forwards	$ 35,000	$ 21,000
Change in valuation reserve	(35,000)	(21,000)
Total	$ -	$ -

Total deferred tax assets at December 31, 2000 and 1999 consist of the following:
	2000	1999
Deferred tax assets	$532,000	$497,000
Valuation reserve	(532,000)	(497,000)
Total	$ -	$ -

NOTE 7 - STOCKHOLDERS' EQUITY

In February 2000, concurrent with the acquisition discussed in Note 2, the authorized capital stock of the Company was increased to 100,000,000 shares of common stock and the par value was restated from $.01 per share to $.001. In June 2000, the Company issued 8,000,000 shares of common stock for proceeds of $144,000, net of offering costs of $16,000 in connection with a private placement.

NOTE 8  SEGMENT INFORMATION

The Company's sales consist of sales in the United States and Canada. The composition of sales for 2000 and 1999 is as follows:
	2000	1999
Canadian	$121,721	$349,818
United States	205,408	233,908

Aaron Stein

Certified Public Accountant

981 Allen Lane, PO Box 315

Woodmere, NY 11598

516-569-0520

Board of Directors

Green Dolphin Systems Corporation

Carson City, Nevada

I have audited the accompanying balance sheet of Green Dolphin Systems Corporation (a Nevada corporation) as of December 31, 1999 and the related statements of income and cash flows for the period from inception ( January 12, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin Systems Corporation as of December 31, 1999, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/Aaron Stein

Aaron Stein

Cedarhurst, New York

February 10, 2000

PART III

Item 1. Index to Exhibits
3.i	Articles of Incorporation
3.ii	Amended & Restated Articles
3.iii	Certificate of Amendment to Articles of Incorporation
3.iv	Amended Articles of Incorporation
3.v	By-Laws
10.i	Plan and Agreement of Reorganization
10.ii	Agreement between Penta Deltex and Green Dolphin Systems Corp. (Nevada)
10.iii	Sales Agreement
10.iv	Agreement between Green Dolphin and V&L
10.v	Agreement between Green Dolphin and Commerciantes
18.i	Letter to Aaron Stein, regarding change of principal independent auditor, Dated May 8, 2001
18.ii	Letter to Aaron Stein, regarding change of principal independent Auditor, Dated August 8, 2001
18.iii	Letter from Aaron Stein, regarding change of principal independent Auditor, Dated August 10, 2001
21	Subsidiaries of the Registrant

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN DOLPHIN SYSTEMS CORPORATION

Date: July 27, 2002

By:/s/ Nicholas Plessas

Nicholas Plessas, President